

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2012

Via E-mail
Patrick S. Carter
Chief Executive Officer
808 Renewable Energy Corporation
5011 Argosy Avenue, Suite 4
Huntington Beach, CA 92649

> **Re:** **808 Renewable Energy Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 7, 2012**
> **File No. 333-184319**

Dear Mr. Carter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please fill in the blank regarding the Subject to Completion date of the prospectus on the top of the prospectus cover page ("PROSPECTUS (Subject to Completion) Dated _____, 2012").

2. With the next amendment, please file an updated auditor consent.

3. Please disclose on your prospectus cover page that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by

Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4.   We note references throughout your filing to the private placement of shares to the selling shareholders that occurred "before the date of this prospectus." Please revise the disclosure to clarify this language by stating the date(s) on which you issued to the selling stockholders the shares being offered for resale pursuant to this registration statement, including on the prospectus cover page, in the Prospectus Summary, Capitalization, Dilution and Management's Discussion and Analysis of Finance Condition and Results of Operations sections, and, to the extent necessary, the subsequent event footnote on page F-16.

5.   We note your statements throughout the filing regarding the price at which the shares will be sold, such as the statement that the prices "will be determined by the prevailing market price of the shares at the time of sale. . . or may be determined through negotiated transactions with third parties." Because there currently is no public market for your shares, the selling stockholders must sell their shares at a stated fixed price until your securities are quoted on the OTC Bulletin Board or listed on an exchange. For guidance, see paragraph 16 of Schedule A, Item 501(b)(3) of Regulation S-K and "Staff Observations in the Review of Smaller Reporting Company IPOs" located on our website. Please revise your filing, including the prospectus cover page and the Prospectus Summary, Determination of Offering Price and Plan of Distribution sections to provide that selling shareholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board or listed on an exchange (if they ever are quoted on the OTC Bulletin Board or listed on an exchange) and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 3

6.   Please delete the language in the introductory paragraph stating that "our most significant risks and uncertainties are described below; however, they are not the only risks we face." All material risks should be described by your disclosure; if risks are not deemed material, you should not reference them.

Purchasers in this offering will experience immediate and substantial dilution…, page 11

7.   We note your disclosure of "[p]urchasers in this offering will experience immediate and substantial dilution in the tangible book value of their investment." We understand the offering is related to the resale of common shares by your common shareholders. We are unclear how dilution will occur in the event of resale of those shares as your tangible book value will remain unchanged. Please explain or revise your disclosure here and in the Dilution section, as appropriate.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 16

8.   Given that the registration statement appears to cover the resale of 2,026,000 common shares by selling stockholders, your reference to "[o]ne million shares of our common stock…covered by the registration statement" is unclear. Please revise or advise.

Description of Business, page 17

9.   Please expand the disclosure under this heading to include the form and year of the organization of the company and a more extended description of the business of the company, including how the company provides CHP as a product or service to customers and how you generate revenue. In addition, please provide the disclosure required by Item 101(h)(4)(iv).

Office Building CHP Plants, page 19

10.   You disclose on page 22 that in order to restart any of your Office Building CHP plants you need to obtain long-term (if possible) natural gas supply agreements or suitable hedges. You also disclose on page F-24 that you enter into 10 to 15 year long-term energy sales agreements with your customers. Additionally, on page F-26 you disclose that you did not identify any assets or liabilities that are required to be presented on the balance sheet at fair value. Please revise to include a description of the various categories of contracts you enter into including their terms in connection with the purchase and sale of natural gas and your assessment of these contracts for derivative accounting implications in accordance with ASC 815, Derivatives and Hedging.

Management's Discussion and Analysis of Financial Condition and Results…, page 24

11.   We note your statement that as of September 30, 2012, you "had six energy systems operational." However, elsewhere in your filing you state that you ceased operating one energy system in July 2012. Please revise your disclosure so that it is consistent and accurate, or advise.

12.   You state that "cash and cash equivalents available at September 30, 2012 will provide sufficient working capital to meet our anticipated expenditures, including installations of new equipment for the next 12 months." However, in the next sentence you state that "cash and cash equivalents available at September 30, 2012 will enable us to meet our anticipated cash expenditures through June 30, 2013." Please revise your disclosure so that it is consistent and accurate, or advise.

Liquidity and Capital Resources, page 31

13.   You disclose that working capital at September 30, 2012 consisted entirely of cash and cash equivalents. We note your unaudited September 30, 2012 balance sheet on page F-2

and the components making up the balance sheet is not consistent with this disclosure. Please explain or revise.

Management, page 32

14.   Please provide the disclosure required by Item 401(e) of Regulation S-K by briefly discussing the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as a director in light of the registrant's business and structure.

Executive Compensation, page 37

15.   We note that the total compensation column in the executive compensation table does not appear to include figures from the salary column. Please revise the total compensation column to include all compensation disclosed in the summary compensation table.

16.   Please revise the disclosure to provide a narrative description of the material terms of the employment agreement or arrangement with Peter Kirkbride. Refer to Item 402(o)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 40

17.   The table does not appear to include "each of the persons named in the Summary Compensation Table" or "each of [y]our directors." Please revise the table to include such persons. Refer to Item 403 of Regulation S-K.

Certain Relationships and Related Party Transactions, page 41

18.   Please revise this section to include the required disclosure for the period since the beginning of the last fiscal year and, in addition, for the two fiscal years preceding your last fiscal year. Refer to Instruction 1 of Item 404 of Regulation S-K.

19.   Please revise your disclosure regarding the loans and advances from affiliates to include the disclosure required by Item 404(a)(5) of Regulation S-K. Please also disclose whether these loans are evidenced in writing and, if they are, file the agreements as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

20.   It appears that there may be additional related party transactions required to be disclosed in this section, including those described in Note 10 to the financial statements, various stock issuances to related parties and transactions conducted with the other 808 Energy entities. Please advise or revise.

Selling Stockholders, page 49

21.   Please disclose the nature of any selling stockholder's position or relationship with the company. Refer to Item 507 of Regulation S-K. In addition, in the introduction to the table please disclose the date(s) on which the company issued to the selling stockholders the shares being offered for resale pursuant to this registration statement, the aggregate amount of consideration you received for such issuance, the type of issuance in which such shares were purchased, and the number of shares and shareholders involved in the issuance if the issuance included shareholders other than the selling stockholders.

22.   Please tell us whether any selling stockholder that is not a natural person is a broker-dealer or affiliate of a broker-dealer.

23.   With respect to any selling stockholder that is not a natural person, please disclose the natural persons that have investment and/or voting control over such stockholder. Refer to Regulation S-K Compliance and Disclosure Interpretation 140.02.

Balance Sheets (unaudited), page F-2

24.   We note your presentation of a balance sheet as of September 30, 2011. The introductory paragraph of Regulation S-X Rule 8-03 requires the presentation of a balance sheet as of the end of most recent fiscal quarter and a balance sheet as of the end of the preceding fiscal year. Please revise to include the December 31, 2011 balance sheet and revise all related disclosure throughout the registration statement, including the footnotes to the unaudited interim financial statements and related discussion within MD&A, as appropriate.

25.   Please add captions to the various line items within the non-current assets section of the balance sheet.

26.   Tell us and disclose the nature of the related party payable and loan payable of $330,021 and $595,688, respectively, as of September 30, 2012.

Statements of Operations, pages F-3 and F-19

27.   We note your disclosure that general and administrative expenses for the nine months ended September 30, 2011 were $4,937,207 and your disclosure on page F-19 that general and administrative expenses for the year ended December 31, 2011 were $1,936,991. Please revise or explain the significant reduction in general and administrative expenses between September 30, 2011 and December 31, 2011. If revision is necessary, please revise all related disclosure throughout the registration statement, including the footnotes to the unaudited interim financial statements and related discussion within MD&A, as appropriate.

28. Please provide us with a breakdown of the classes of expenses within general and administrative expenses for each period presented. To the extent a class of general and administrative expenses exceeded 20% of revenues for the related period, please revise to present this class separately on the face of the consolidated statement of operations.

29. We note your disclosure on page F-38 that Series B Preferred Stock, which was outstanding during the year ended December 31, 2011, contains cumulative dividend rights and that $195,670 of dividends were declared on these shares. ASC 260-10-45-11 requires the deduction of both the dividends declared in the period on preferred stock (whether or not paid) and the dividends accumulated for the period on cumulative preferred stock (whether or not earned) from income from continuing operations (if that amount appears in the income statement) and also from net income. Please revise your consolidated statements of operations to include a line item for the deduction from net loss for preferred dividends and dividends accumulated on cumulative preferred stock and a line item for net loss applicable to common shareholders. Additionally, please revise the line item name for basic and diluted loss per share on page F-19 to only reflect the net loss applicable to common shareholders.

30. We note from last paragraph of Note 12 on page F-38 that you also declared dividend of $195,670 on your Series A preferred stock the same time as the dividend declared on your Series B preferred stock. In that regard, please explain how you reflect the dividend declared in your income statement presentation or revise your disclosure, as appropriate.

31. We note you report revenues, net, on the face of the statements of operations. In that regard, explain and disclose in a footnote what you net against revenues in your presentation.

Statements of Cash Flows, page F-4

32. You disclose on page F-13 that you received conversion notices for notes payable amounting to $3,000,000 and issued 9,091,000 shares to the note holders upon conversion. Please revise your supplementary disclosure of noncash financing and investing activities on page F-4 to include this noncash financing activity. Refer to ASC 230-10-50-3 through ASC 230-10-50-5.

33. We note your presentation of a $(1,144,766) capital contribution received in the related party bank account during the year ended December 31, 2010 on page F-21 and the related disclosure on page F-36. Please revise your disclosure to clearly explain how the proceeds received by the related party were ultimately used (e.g. received by you, used to settle outstanding related party obligations, etc.) and why it is a non-cash activity in the cash flow statements on page F-21.

Note 2. Summary of Significant Accounting Policies, pages F-6 and F-23

34.   You disclose on pages F-6 and F-23 that inventories are comprised of cogeneration equipment intended for sale and the parts and materials required for the refurbishment of the plants. We also note your disclosure of revenue recognition on page F-24, which states that the energy systems utilized in your operations are owned by you and installed in customers' buildings. Please explain and disclose whether or not you intend to continue to own and install this cogeneration equipment that is recorded in the inventory line item within customer buildings, or if you plan to engage in the sale of this equipment to third parties. If you intend to continue to own and install this cogeneration equipment within customer buildings, please revise and explain your GAAP basis in classifying them as inventory.

35.   Within the third paragraph on page F-7, you disclose that you recognize revenue from the sale of equipment upon shipment. Please enhance your disclosure to clarify what equipment this revenue recognition policy relates to. To the extent that you have equipment sales and energy revenues, please disclose their respective amounts in a footnote.

36.   We note your disclosure on page F-7 of revenues derived from the design, engineering and construction of energy systems. In that regard, tell us and disclose the nature of and the earning processes of these revenue streams.

37.   You disclose on page F-7 that you obtain readings from energy meters to determine the amount of energy produced for each customer. Please disclose your policy for recording revenues earned by not yet billed to customers and where associated unbilled receivables are recorded within the balance sheet.

38.   You disclose on page F-28 that you will adopt ASU 2011-07, Health Care Entities (Topic 954): Presentation and Disclosure of Patient Service Revenue, Provision for Bad Debts, and the Allowance for Doubtful Accounts for Certain Health Care Entities, during the first quarter of 2012 and their impact on your financial statements. Please revise or explain how your operations are within the scope of this ASU.

Note 9. Convertible Note Payable, pages F-11 and F-32

39.   We note your disclosure that several modifications of your notes were not determined to be substantive in nature. Please confirm our understanding and disclose how you arrived at this conclusion pursuant to guidance within ASC 470-50-40-10 including whether the present value of the cash flows under the new debt were equal to or greater than 10% of the present value of the remaining cash flows under the terms of the original instrument.

Note 8. Accounts Payable and Accrued Expenses, page F-31

40.   Please revise to relocate the stock option rollforward table from the accounts payable and accrued expenses footnote to the stock incentive plan footnote on page F-38.

Note 12. Stockholders' Equity, page F-38

41.   You disclose that you issued 3,529,460 shares of Series B Preferred Stock at $1 per share for net cash consideration of $2,252,143. Please explain and clarify in your disclosure regarding the discrepancy between the $3,529,460 valued at $1 per share and proceeds of $2,252,143 you received.

42.   We note you classified the "shares to be issued" amount of $261,280 as current liabilities as of December 31, 2010 in the consolidated balance sheet on page F-18. In that regard, explain to us why you did not classify this amount as contra equity.

Item 15. Recent Sales of Unregistered Securities, page II-1

43.   Please revise to briefly state the facts relied upon to make the 4(2) exemption available, such as whether you engaged in a public solicitation and whether buyers agreed not to resell or distribute the securities they purchased. If you used a subscription agreement in connection with any of the private placements, please file it as an exhibit. Refer to Item 701(d) of Regulation S-K.

Signatures, page II-6

44.   Please include the signature of the principal accounting officer. Please refer to the Instructions to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

    •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Andrew Mew, Accounting Branch Chief, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Lilyanna Peyser, Staff Attorney, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director